CHILD INSURANCE RIDER

Level Term Life Insurance

This rider is a part of the attached policy. The issue date of this rider is the same as that of the policy unless the application for this rider provides otherwise. All references to the policy refer to the attached policy.

Premiums

Premiums on this rider are paid as part of the monthly deductions on the policy. This rider is in force only after the first such premium is paid. Coverage will continue until the earliest of the termination dates. The premium for this rider is shown on your policy schedule.

If death of any person insured by this rider occurs during the grace period, the unpaid monthly deduction for this rider will be deducted from the death benefit.

If monthly deductions on the policy are waived under the terms of an attached Waiver of Monthly Deductions Rider, the cost of insurance for this rider will also be waived.

Definition of Child

When we refer to “child” or “children” in this rider, we mean:

(1)   any child, stepchild or legally adopted child of the primary insured who is under age 15 and named in the application for this rider; and

(2)   any child born to or legally adopted by the primary insured, or any stepchild acquired by the primary insured, who is under age 15 after the date of application for this rider.

Also, no child will be insured until 15 days after birth, or after the first policy anniversary on or after the child’s 25th birthday.

Primary Insured

The primary insured is the person whose life is insured under the policy. The primary insured is named on the policy schedule.

Beneficiary

You will be the beneficiary of the proceeds under this rider, unless you provide otherwise. A change of beneficiary may be made according to the provisions of the policy.

Death Benefit

We will pay the amount of insurance per child shown on the rider section of the policy schedule when we receive due proof of the death of any child insured under this rider.

Paid-Up Insurance Benefit

The insurance under this rider will become paid-up when we receive due proof of the primary insured’s death while this rider is in force. No further premium payment will be required. The insurance will continue until the 25th birthday of each child.

Any paid-up insurance in force under this rider will have a cash value equal to the reserve on that insurance. We will pay the cash value if you send us written request at our Home Office, along with the policy and this rider. If you surrender the paid-up insurance within 31 days after a policy anniversary, the cash value will at least equal the reserve on the insurance as of that anniversary.

If the primary insured commits suicide within the first 2 years, this paid-up benefit will not be available.

Conversion Privilege

You or any child who has reached legal age may exercise this conversion privilege.

You may convert the insurance in force under this rider to a new policy of whole life or endowment insurance on the child’s life. All due premiums must be paid to the date of conversion.

We will not require evidence of insurability for conversion. But evidence of the child’s insurability will be required if any disability or other benefit rider is attached to the new policy.

You may convert within 31 days of the earlier of the following dates: (1) the first policy anniversary on or after the child’s 25th birthday; or (2) the rider termination date.

The amount of insurance on the new policy may be as much as 5 times the amount of child insurance shown on the policy schedule.

The new policy must be one which would be available under our rules on its effective date as to amount, plan and the child’s attained age. No change will be made in the child’s risk class. At least one plan will always be available for conversion.

To convert this rider, you or the child must send us written request at our Home Office. If you have assigned the policy to anyone, that person must also send us written request. We must receive this request at our Home Office within 31 days of the date you wish to convert. You must also send us the policy and this rider at that time for endorsement. Conversion will be made according to our rules.

The new policy will be dated and take effect on the date of conversion. It will be issued on a form then in use by us. The premium will be based on our rates in use at the time of conversion for the plan of insurance and the attained age, sex, and risk class of the child.

Suicide

Suicide of any child while sane or insane within 2 years (1 year, if policy is delivered in Colorado or North Dakota) from the issue date of this rider, will not be covered.

Incontestable

While the insured is living, this rider is incontestable after it has been in force for 2 years from the issue date. After this 2 year period, we cannot contest coverage as long as this rider is in force.

If this rider is reinstated, it is incontestable after it has been in force for 2 years from the date of reinstatement. This 2 year period will apply only to statements made in the application for reinstatement.

Termination of Coverage

The coverage provided by this rider for each child will terminate on the earliest of:

(1)     The monthly anniversary date on or next following the day we receive your written request for termination of coverage for a child;

(2)     the date the rider terminates;

(3)     the date this rider is converted; or

(4)     the first policy anniversary on or after the 25th birthday of the child.

Termination of Rider

This rider will terminate on the earliest of:

(1)     the first policy anniversary on or after the primary insured’s 65th birthday;

(2)     the first policy anniversary on or after the 25th birthday of the youngest child insured under this rider;

(3)     the date the policy terminates;

(4)     the expiration of the grace period following the due date of a rider premium in default;

(5)     on the monthly anniversary date on or next following our receipt at our Home Office of your written request for termination;

(6)     the date all existing coverage under the rider has terminated; or

(7)     the death of the primary insured.

After this rider terminates, we are not liable for its benefits even if we continue to deduct the cost of insurance for this rider. Any cost of insurance we have deducted for this rider after it terminates, will be added to your policy value.

Reinstatement

This rider may be reinstated within 5 years of the date to which rider premiums are paid if the policy is in force. We must receive evidence of the insurability of all children who will be insured under this rider after reinstatement. If satisfactory evidence is not received for any child, they will be excluded from coverage by endorsement. We will not provide benefits for any child previously insured under this rider if the death occurred after the end of the grace period and prior to the date of reinstatement.

Reserves

The reserves on this rider are based on the Commissioner’s 1980 Standard Ordinary Mortality Table Age Last Birthday. We calculate the reserve using curtate functions with interest at 5% per year by the Net Level Premium Method.

Non-Participating

This rider does not participate in our profits or surplus earnings.

General Provisions

All provisions in the policy which are not inconsistent with this rider, apply to this rider.

We sign this rider at St. Paul, Minnesota, to take effect on the policy date unless a different date is shown on the policy schedule.